Filed by Nuveen Maryland Premium Income Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Companies:

Nuveen Maryland Premium Income Municipal Fund

Commission File No. 811-07486

Nuveen Maryland Dividend Advantage Municipal Fund

Commission File No. 811-09471

Nuveen Maryland Dividend Advantage Municipal Fund 2

Commission File No. 811-10349

Nuveen Maryland Dividend Advantage Municipal Fund 3

Commission File No. 811-21153

Frequently Asked Questions

Maryland/Virginia State Municipal Fund Mergers

What actions did the Nuveen Closed-End Fund Board of Trustees approve?

On October 28, 2011, the Fund Board approved proposals to recommend a series of mergers of Nuveen single-state municipal closed-end funds. The specific merger proposals are listed below:

Acquiring Fund	Symbol	Acquired Fund	Symbol
Nuveen Maryland Premium Income Municipal Fund	NMY	• Nuveen Maryland Dividend Advantage Municipal Fund • Nuveen Maryland Dividend Advantage Municipal Fund 2 • Nuveen Maryland Dividend Advantage Municipal Fund 3	NFM NZR NWI
Nuveen Virginia Premium Income Municipal Fund	NPV	• Nuveen Virginia Dividend Advantage Municipal Fund • Nuveen Virginia Dividend Advantage Municipal Fund 2	NGB NNB

Why has the Nuveen Closed-End Fund Board of Trustees recommended these proposals?

The acquiring and acquired funds have substantially similar investment portfolios as well as investment objectives and policies. The proposed mergers are intended to enhance the acquiring funds’ trading appeal and lower operating expenses by creating a single, larger fund in each state. In approving the proposed mergers, the Fund Board concluded that the proposed mergers would be in the best interests of each Fund and its shareholders.

What are the proposed mergers’ potential benefits to me as a fund common shareholder?

The proposed mergers will create a single, larger fund for each state. This is expected to offer the following benefits to fund shareholders:

1.	Lower fund expense ratio (excluding the costs of leverage) as fixed costs are spread over a larger asset base;

2.	Enhanced secondary market trading because a larger fund is expected to make it easier for investors to buy and sell fund shares;

3.	Lower trading costs through reduced bid/ask spreads due to a larger common share float; and

4.	Increased fund flexibility in managing the structure and cost of its leverage over time.

How will MuniFund Term Preferred (MTP) shareholders be impacted by the mergers?

Upon the closing of each reorganization, acquired fund MTP shareholders will receive in exchange for each of their fund shares one share of newly issued MTP from the acquiring fund with the same terms and par value as the shares exchanged. Both acquiring and acquired fund MTP shareholders are expected to benefit from the larger fund size and ability to invest in a more diverse pool of securities.

Will Nuveen merge other state closed-end funds?

The Nuveen Closed-End Fund Board of Trustees regularly considers various actions that may be taken to enhance the secondary market for a fund’s common shares. This may include, but is not limited to, the consideration of other potential fund mergers

What actions do I need to take at this time?

You should be receiving proxy materials shortly. The funds have engaged a proxy solicitation firm – Computershare Fund Services—to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible.

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FORWARD LOOKING STATEMENTS

Certain statements made in this document are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o	market developments;

o	legal and regulatory developments; and

o	other additional risks and uncertainties detailed in regulatory filings made by the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”).

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The joint proxy statement/prospectus related to the proposed mergers (“proxy statement/prospectus”), as well as the Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds filed with the SEC, are accessible for free on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen. The information contained on our web site is not a part of this document.

This information does not constitute an offer for sale of any securities or a solicitation of a proxy from any shareholder. The joint proxy statement/prospectus contains important information regarding the proposals. Shareholders and their financial advisors are urged to read the proxy statement/prospectus carefully. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

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